December 6, 2021

VIA EDGAR TRANSMISSION

Mr. Alberto Zapata

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust III (the “Registrant”), File Nos. 333-178833 and 811-22655

Dear Mr. Zapata:

On September 30, 2021, the Registrant, on behalf of its proposed series, FPA Global Equity ETF (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on November 17, 2021, you provided the comments of the Staff of the Securities and Exchange Commission (the “Staff”) to the Amendment. Below, please find a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Revised disclosures are italicized or struck through.

Prospectus

Comment 1: Consider whether the Fund will add to the back cover page the disclosure required by Item 6(c)(4) of Form N-1A as permitted by Instruction 4 to such Item.

Response: The Registrant notes that since the Fund has not yet commenced operations, the information required by Item 6(c)(4) is not yet available. Once the Fund has information pertaining to its net asset value, market price, premiums and discounts and bid-ask spreads, it will reconsider whether to disclose such items in the placeholder included under the heading “Purchase and Sale of Fund Shares” in the summary prospectus (at pages 4-5) or whether to place such items on the back cover page as permitted by Form N-1A.

Comment 2: Please supplementally confirm that any fees charged for the purchase and redemption of Creation Units are excluded from the Fee Table.

Response: The Registrant so confirms.

Philip.Sineneng@ThompsonHine.com Direct: 614.469.3217

Mr. Alberto Zapata

December 6, 2021

Comment 3: Please state the Fund’s 80% policy for equity investments (as currently disclosed in its Item 9 disclosures) in the summary prospectus.

Response: The Registrant has amended its disclosures to state the following:

Although the Fund has adopted a policy to invest at least 80% of its assets in equity securities, the Adviser intends to invest, under normal circumstances, at least 95% of the Fund’s assets in equities securities The Fund invests primarily in publicly traded common stocks of mid- and large-cap U.S. and non-U.S. companies, including companies in emerging market countries.

Comment 4: Please consider adding a risk disclosure that addresses the fact that the Adviser manages the Fund’s portfolio with a view to investing in growth stocks a 5-10 year period and that short-term investors may not fully benefit from the Fund’s long-term strategy.

Response: The Registrant has amended its disclosure of “Volatility Risk” to state the following:

Volatility Risk: The Fund may have investments that appreciate or decrease significantly in value over short periods of time. This may cause the Fund’s NAV per Share to experience significant increases or declines in value over short periods of time. Because the Adviser seeks to invest in companies that have a favorable outlook for long-term growth, generally over 5-10 years, short-term investors may not reap the full benefits of the Fund’s investment strategy.

Comment 5: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to a fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the fund. Pursuant to remarks from Dalia Blass, former Director of the Division of Investment Management, please re-order the Funds’ Item 9 principal risk disclosures so that the most significant risks appear first followed by the remaining risks in alphabetical order. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.

Response: The Registrant has given the Staff’s position, as well as Ms. Blass’s remarks and ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Recent market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to identify which risk will present the greatest concern to the Fund at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Mr. Alberto Zapata

December 6, 2021

Comment 6: Please be sure to carry through any of the foregoing comments to the “Additional Information About Principal Investment Strategies and Related Risks” section of the Prospectus as necessary.

Response: The Registrant has considered each of the foregoing comments as they may apply to its disclosures in the “Additional Information About Principal Investment Strategies and Related Risks” and amended those disclosures accordingly.

If you have any questions, please call JoAnn M. Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser